UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)
Under the Securities Exchange Act of 1934

Jones Energy, Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Citigroup Inc.
399 Park Avenue
New York, NY  10022
Attn:  Ali L. Karshan, Esq.
Telephone: (212) 559-1000

Copies to:
John A. Bick, Esq.
William J. Chudd, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY  10017
Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II (Cayman) AIF Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☑

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,181,884*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,181,884*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,181,884 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
*
Beneficial ownership of the Class A common stock of the Issuer (“Class A Common Stock”) referred to herein is being reported hereunder solely because the reporting person directly owns 2,181,884 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 2,181,884 membership interests (“JEH LLC Units”) in Jones Energy Holdings, LLC (“JEH LLC”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,821,725*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,821,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,821,725 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 2,821,725 shares of Class B Common Stock and 2,821,725 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II (TE) AIF Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,641,100*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,641,100*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,100 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 2,641,100 shares of Class B Common Stock and 2,641,100 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II Co-Investment Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,284,083*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,284,083*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,284,083 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 2,284,083 shares of Class B Common Stock and 2,284,083 JEH LLC Units, which are exchangeable for shares of Class A Common stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP (C) II Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,856,825*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		12,856,825*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,856,825 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
36.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 12,856,825 shares of Class B Common Stock and 12,856,825 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II Executive Fund Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		418,599*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		418,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
418,599 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 418,599 shares of Class B Common Stock and 418,599 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II (Cayman) AIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,181,884*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,181,884*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,181,884 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II (Cayman) AIF Jones Intermediate LLC.  MCP II (Cayman) AIF Jones Intermediate LLC directly owns 2,181,884 shares of Class B Common Stock and 2,181,884 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Metalmark Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,821,725*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,821,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,821,725 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II Jones Intermediate LLC.  MCP II Jones Intermediate LLC directly owns 2,821,725 shares of Class B Common Stock and 2,821,725 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
MCP II (TE) AIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,641,100*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,641,100*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,100 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II (TE) AIF Jones Intermediate LLC.  MCP II (TE) AIF Jones Intermediate LLC directly owns 2,641,100 shares of Class B Common Stock and 2,641,100 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Metalmark Capital Partners II Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,284,083*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,284,083*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,284,083 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II Co-Investment Jones Intermediate LLC.  MCP II Co-Investment Jones Intermediate LLC directly owns 2,284,083 shares of Class B Common Stock and 2,284,083 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Metalmark Capital Partners (C) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,856,825*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		12,856,825*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,856,825 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
36.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP (C) II Jones Intermediate LLC.  MCP (C) II Jones Intermediate LLC directly owns 12,856,825 shares of Class B Common Stock and 12,856,825 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Metalmark Capital Partners II Executive Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		418,599*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		418,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
418,599 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II Executive Fund Jones Intermediate LLC.  MCP II Executive Fund Jones Intermediate LLC directly owns 418,599 shares of Class B Common Stock and 418,599 JEH LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Metalmark Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		23,204,216*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		23,204,216*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,204,216 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
65.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of each of MCP II (Cayman) AIF, L.P., Metalmark Capital Partners II, L.P., MCP II (TE) AIF, L.P., Metalmark Capital Partners II Co-Investment, L.P., Metalmark Capital Partners (C) II, L.P., Metalmark Capital Partners II Executive Fund, L.P. (collectively, the “Metalmark Funds”).  The Metalmark Funds, as a result of their status as the sole members of MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II Co-Investment Jones Intermediate LLC, MCP (C) II Jones Intermediate LLC and MCP II Executive Fund Jones Intermediate LLC (collectively, the “Intermediate LLCs”), may be deemed to beneficially own JEH LLC Units and Class B Common Stock which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Metalmark Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		23,204,216*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		23,204,216*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,204,216 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
65.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Metalmark Capital Partners II GP, L.P.  Metalmark Capital Partners II GP, L.P. is the general partner of each of the Metalmark Funds and the Metalmark Funds, as a result of their status as the sole members of the Intermediate LLCs, may be deemed to beneficially own JEH LLC Units and Class B Common Stock which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Citigroup Alternative Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		23,204,216*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		23,204,216*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,204,216 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
65.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Metalmark Capital Holdings LLC, which is the general partner of Metalmark Capital Partners II GP, L.P.  Metalmark Capital Partners II GP, L.P. is the general partner of each of the Metalmark Funds and the Metalmark Funds, as a result of their status as the sole members of the Intermediate LLCs, may be deemed to beneficially own JEH LLC Units and Class B Common Stock which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Citigroup Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		23,204,216*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		23,204,216*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,204,216 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
65.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Citigroup Alternative Investments LLC, which is the sole member of Metalmark Capital Holdings LLC.  Metalmark Capital Holdings LLC is the general partner of Metalmark Capital Partners II GP, L.P, which is the general partner of the Metalmark Funds.  The Metalmark Funds, as a result of their status as the sole members of the Intermediate LLCs, may be deemed to beneficially own JEH LLC Units and Class B Common Stock which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSONS
Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		23,204,216*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		23,204,216*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,204,216 shares of Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
65.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*
Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole shareholder of Citigroup Investments Inc., which is the sole member of Citigroup Alternative Investments LLC.  Citigroup Alternative Investments LLC is the sole member of Metalmark Capital Holdings LLC.  Metalmark Capital Holdings LLC is the general partner of Metalmark Capital Partners II GP, L.P. and Metalmark Capital Partners II GP, L.P. is the general partner of the Metalmark Funds.  The Metalmark Funds, as a result of their status as the sole members of the Intermediate LLCs, may be deemed to beneficially own JEH LLC Units and Class B Common Stock which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 2, 3, 4 and 5.

**
Based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (23,204,216) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 35,704,216 shares of Class A Common Stock.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the Class A common stock, $0.001 per share (the “Class A Common Stock”), of Jones Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

Item 2.  Identity and Background.

(a) – (e)

This Schedule 13D (“Schedule 13D”) is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”): MCP II (Cayman) AIF Jones Intermediate LLC(“AIF Cayman LLC”), MCP II Jones Intermediate LLC (“Jones II LLC”), MCP II (TE) AIF Jones Intermediate LLC (“TE LLC”), MCP II Co-Investment Jones Intermediate LLC (“Co-Invest LLC”), MCP (C) II Jones Intermediate LLC (“C LLC”), MCP II Executive Fund Jones Intermediate LLC (“Executive LLC” and, together with AIF Cayman LLC, Jones II LLC, TE LLC, Co-Invest LLC and C LLC, the “Intermediate LLCs”), MCP II (Cayman) AIF, L.P. (“AIF Fund”), Metalmark Capital Partners II, L.P. (“Metalmark II Fund”), MCP II (TE) AIF, L.P. (“TE Fund”), Metalmark Capital Partners II Co-Investment, L.P.(“Co-Invest Fund”), Metalmark Capital Partners (C) II, L.P. (“C Fund”), Metalmark Capital Partners II Executive Fund, L.P. (“Executive Fund” and, together with the AIF Fund, Metalmark II Fund, TE Fund, Co-Invest Fund, C Fund and Executive Fund, the “Metalmark Funds”), Metalmark Capital Partners II GP, L.P. (“Metalmark GP”), Metalmark Capital Holdings LLC (“Metalmark Holdings”), Citigroup Alternative Investments LLC, (“CAI”), Citigroup Investments Inc. (“CII”) and Citigroup Inc. (“Citigroup”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  As a result of the existing relationships described under this Item 2 and the facts and circumstances described in Items 4, 5 and 6, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

None of the Reporting Persons own any shares of Class A Common Stock and are reporting persons solely by virtue of their direct or indirect ownership of Class B common stock of the Issuer (the “Class B Common Stock”) and membership interests (“JEH LLC Units”) of Jones Energy Holdings, LLC (“JEH LLC”).  Pursuant to an exchange agreement entered into on July 29, 2013 (the “Exchange Agreement”) among each of the Intermediary LLCs, the Issuer, JEH LLC, Jones Energy Drilling Fund, LP and certain of its affiliated investment funds (the “Jones Family Entities”), Wells Fargo Central Pacific Holdings, Inc. (“Wells Fargo” and together with the Intermediary LLCs and the Jones Family Entities, the “Existing Owners”), the Existing Owners (and certain permitted transferees) may (subject to the terms of the Exchange Agreement), exchange their JEH LLC Units (and a corresponding number of shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).  The Exchange Agreement is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 2.

Each of the Intermediate LLCs, Metalmark Holdings and CAI is a Delaware limited liability company.  Each of the Metalmark Funds and Metalmark GP is a Delaware limited partnership.  Each of CII and Citigroup is a Delaware corporation.

Each of the Intermediate LLCs, the Metalmark Funds, Metalmark GP and Metalmark Holdings (directly or indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.  AIF Fund is the sole member of AIF Cayman LLC.  Metalmark II Fund is the sole member of Jones II LLC.  TE Fund is the sole member of TE LLC.  Co-Invest Fund is the sole member of Co-Invest LLC.  C Fund is the sole member of C LLC.  Executive Fund is the sole member of Executive LLC.  Metalmark GP is the general partner of each of the Metalmark Funds.  Metalmark Holdings is the general partner of Metalmark GP.  CAI is an investment advisor and the sole member of Metalmark Holdings.  CII is a holding company and the sole member of CAI.  Citigroup is a holding company and the owner of all of the outstanding equity interests in CII.

The principal address of each Intermediate LLC, Metalmark Fund, Metalmark GP and Metalmark Holdings is 1177 Avenue of the Americas, 40th floor, New York, NY 10036.  The principal address of each of CAI, CII and Citigroup is 399 Park Avenue, New York, NY 10022.  Set forth in Schedule A attached hereto and incorporated herein by reference is a listing of the directors and executive officers of Citigroup and CII and the business address, present principal occupation or employment and citizenship of each such person.

Except as set forth in Schedule B attached hereto, during the past five years, none of the Reporting Persons nor any person listed on Schedule A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule A and Schedule B attached hereto, which are incorporated into this Item 2 by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons did not use any funds to effect the exchanges noted above or the other reorganization transactions described in Item 4 below.  Pursuant to the Exchange Agreement, as a holder exchanges its JEH LLC Units and shares of Class B Common Stock, the Issuer’s interest in JEH LLC will be correspondingly increased and each share of Class B Common Stock that is exchanged is cancelled. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto. As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein as of the date hereof.

Item 4.  Purpose of Transaction.

(a)           In connection with the initial public offering of Class A Common Stock, which was consummated on July 29, 2013 (the “Offering”), the Existing Owners entered into certain reorganization transactions that included, among other things, (i) amending and restating the limited liability company agreement of JEH LLC; (ii) amending and restating the Issuer’s certificate of incorporation to reclassify its existing common stock into Class B Common Stock and to authorize Class A Common Stock and Class B Common Stock; (iii) entering into a restructuring agreement; and (iv) entering into the Exchange Agreement.

The Issuer, JEH LLC and the Existing Owners entered into a restructuring agreement (the “Restructuring Agreement”), pursuant to which the parties agreed to effect a recapitalization of the equity ownership in the Issuer and JEH LLC (the “Reorganization”), immediately prior to the closing of the Offering.

The Restructuring Agreement, in conjunction with the JEH LLC Agreement (as defined in Item 6 below), effected the following recapitalization transactions:

(i)           Immediately prior to the closing of the Offering, all of the limited liability company interests in JEH LLC held by the Existing Owners were exchanged for a number of JEH LLC Units equal to 36,836,333 multiplied by such Existing Owner’s proportionate share of JEH LLC;

(ii)           At the closing of the Offering, JEH LLC exchanged its shares of common stock of the Issuer for shares of Class B Common Stock and immediately distributed such shares to the Existing Owners in proportion to the number of JEH LLC Units held by each Existing Owner; and

(iii)           Upon consummation of the Offering, the Issuer contributed the net proceeds from the Offering to JEH LLC in exchange for JEH LLC Units.

The Restructuring Agreement is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 4.

Furthermore, pursuant to the Exchange Agreement, the Existing Owners are permitted to exchange their JEH LLC Units (and a corresponding number of shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). The Class B Common Stock is not registered under Section 12 of the Act and has only voting rights and no economic rights. The Existing Owners together hold all of the issued and outstanding Class B Common Stock.  The shares of the Class B Common Stock and JEH LLC Units entitle the Intermediate LLCs collectively to up to 47.0% of the Issuer’s combined economic interest and voting power.

The Reporting Persons, along with certain other shareholders of the Issuer, have registration rights with respect to the Class A Common Stock, as described in Item 6.

(b)            Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

(i)           Not applicable.

(j)           Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act as a result of the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D.  For purposes of Rule 13d-3 of the Act, the Reporting Persons as a group may be deemed to beneficially own in the aggregate 23,204,216 shares of Class A Common Stock, representing 65.0% of the Class A Common Stock, based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A Common Stock, and assuming all outstanding JEH LLC Units (23,204,216) beneficially owned by the Reporting Persons as of July 29, 2013 (and no other outstanding JEH LLC Units) were exchanged (along with a corresponding number of shares of Class B Common Stock)(the “Exchange”) for newly-issued shares of Class A Common Stock.  The Reporting Persons do not directly own any shares of Class A Common Stock.

(b)           AIF Cayman LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,181,884 shares of Class B Common Stock and 2,181,884 JEH LLC Units, representing 6.1% of the Class A Common Stock assuming the occurrence of the Exchange.  By virtue of the relationship previously reported under Item 2 of this Schedule 13D, AIF Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by AIF Cayman LLC, representing 6.1% of the Class A Common Stock assuming the occurrence of the Exchange.

Jones II LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,821,725 shares of Class B Common Stock and 2,821,725 JEH LLC Units, representing 7.9% of the Class A Common Stock assuming the occurrence of the Exchange.  By virtue of the relationship previously reported under Item 2 of this Schedule 13D, Metalmark II Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by Jones II LLC, representing 7.9% of the Class A Common Stock assuming the occurrence of the Exchange.

TE LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,641,100 shares of Class B Common Stock and 2,641,100 JEH LLC Units, representing 7.4% of the Class A Common Stock assuming the occurrence of the Exchange.  By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the TE Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by TE LLC, representing 7.4% of the Class A Common Stock assuming the occurrence of the Exchange.

Co-Invest LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,284,083 shares of Class B Common Stock and 2,284,083 JEH LLC Units, representing 6.4% of the Class A Common Stock assuming the occurrence of the Exchange.  By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the Co-Invest Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by Co-Invest LLC, representing 6.4% of the Class A Common Stock assuming the occurrence of the Exchange.

C LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 12,856,825 shares of Class B Common Stock and 12,856,825 JEH LLC Units, representing 36.0% of the Class A Common Stock assuming the occurrence of the Exchange.  By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the C Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by C LLC, representing 36.0% of the Class A Common Stock assuming the occurrence of the Exchange.

Executive LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 418,599 shares of Class B Common Stock and 418,599 JEH LLC Units, representing 1.2% of the Class A Common Stock assuming the occurrence of the Exchange.  By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the Executive Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by Executive LLC, representing 1.2% of the Class A Common Stock assuming the occurrence of the Exchange.

By virtue of the relationships previously reported under Item 2 of this Schedule 13D, each of Metalmark GP, Metalmark Holdings, CAI, CII and Citigroup may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class B Common Stock and JEH LLC Units owned by the Intermediate LLCs, representing 65.0% of the Class A Common Stock assuming the occurrence of the Exchange.

In addition to the beneficial ownership of the Reporting Persons described herein, by virtue of the Stockholders Agreement as further described in Item 6 of this Schedule 13D, each of the Reporting Persons, together with the Jones Family Entities, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over the following shares of Class A Common Stock beneficially owned by the Jones Family Entities:

•
The Statement on Schedule 13D filed on August 8, 2013 by the Jones Family Entities reports beneficial ownership of 13,656,980 shares of Class A Common Stock (which consists of 1,333,433 shares of Class A Common Stock held by JRJ Investment Fund, Ltd., 5,530,130 shares of Class B Common Stock and 5,530,130 JEH LLC Units held by Jones Energy Drilling Fund, LP, 1,843,377 shares of Class B Common Stock and 1,843,377 JEH LLC Units held by Jones Energy Equity Partners, LP, 3,095,052 shares of Class B Common Stock and 3,095,052 JEH LLC Units held by Jones Energy Equity Partners II, LP and 1,854,988 shares of Class B Common Stock and 1,854,988 JEH LLC Units held by Jones Energy Team 3, LP), representing 55.0% of the Class A Common Stock (based on the number of shares of Class A Common Stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of the Class A Common Stock and, assuming all outstanding JEH LLC Units (12,323,547) held by the Jones Family Entities as of July 29, 2013 (and no other JEH LLC Units) were exchanged (along with a corresponding number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis, for a combined total of 24,823,547).

The Reporting Persons disclaim beneficial ownership of the Class A Common Stock beneficially owned by the Jones Family Entities.

The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A Common Stock.

(c)           Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A Common Stock in the past 60 days.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3, Item 4 or Item 5 is hereby incorporated by reference herein.

Exchange Agreement

See Items 2 and 4. The Exchange Agreement is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 6.

Restructuring Agreement

See Item 4. The Restructuring Agreement is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 6.

Third Amended and Restated LLC Agreement of JEH LLC

In connection with the Reorganization and the Offering, JEH LLC and the Existing Owners entered into the Third Amended and Restated Limited Liability Company Agreement of JEH LLC (the “JEH LLC Agreement”) to, among other things, recapitalize JEH LLC, such that each member’s ownership of the various classes of units thereof was replaced with one authorized class of units therein.  Pursuant to the restructuring transactions described in the Restructuring Agreement above, the various classes of units in JEH LLC which were outstanding immediately prior to the recapitalization were cancelled and 36,836,333 JEH LLC Units were issued in exchange therefor and (ii) 12,500,000 JEH LLC Units were issued to the Issuer in connection with the Offering.  The Issuer is the sole managing member of JEH LLC and generally has the authority to operate and control JEH LLC.

Distributions

Under the JEH LLC Agreement, the Issuer has the right to determine when distributions will be made to the holders of JEH LLC Units and the amount of any such distributions. If the Issuer authorizes a distribution, such distribution will be made to the holders of JEH LLC Units on a pro rata basis in accordance with their respective percentage ownership of JEH LLC Units. The holders of JEH LLC Units, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of JEH LLC and will be allocated their proportionate share of any taxable loss of JEH LLC. Net profits and net losses of JEH LLC generally will be allocated to holders of JEH LLC Units on a pro rata basis in accordance with their respective percentage ownership of JEH LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses.

The JEH LLC Agreement provides, to the extent cash is available, for distributions to the holders of JEH LLC Units if the Issuer, as the managing member of JEH LLC, determines that the taxable income of JEH LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on the Issuer’s estimate of the taxable income of JEH LLC that is allocable to a holder of JEH LLC Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual resident in New York, New York (taking into account the  nondeductibility of certain expenses and the character of our income). In addition, if the cumulative amount of federal, state and local taxes payable by the Issuer exceeds the amount of the tax distribution to the Issuer, JEH LLC will make advances to the Issuer in an amount necessary to enable the Issuer to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by JEH LLC to the Issuer.

Issuance and Redemption of Class A Common Stock by the Issuer

The JEH LLC Agreement provides that, except as otherwise determined by the Issuer, at any time the Issuer issues a share of Class A Common Stock or any other equity security of the Issuer, the net proceeds received by the Issuer with respect to such issuance, if any, shall be concurrently invested in JEH LLC, and JEH LLC shall issue to the Issuer one JEH LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Class A Common Stock are redeemed, repurchased or otherwise acquired, JEH LLC shall redeem, repurchase or otherwise acquire an equal number of JEH LLC Units held by the Issuer, upon the same terms and for the same price, as the shares of Class A Common Stock are redeemed, repurchased or otherwise acquired.

Business Activities

Under the JEH LLC Agreement, the members have agreed that certain Existing Owners and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with the Issuer’s business or do business with any client thereof.

Dissolution and Liquidation

JEH LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by the Issuer to dissolve JEH LLC. Upon dissolution, JEH LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of JEH LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of JEH LLC Units owned by each of them.

The JEH LLC Agreement is attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 6.

Registration Rights and Stockholders Agreement

In connection with the closing of the Offering, the Issuer entered into a Registration Rights and Stockholders Agreement (the “Stockholders Agreement”) with each of the Intermediary LLCs and the Jones Family Entities. The Stockholders Agreement grants each of the Intermediate LLCs (collectively) and the Jones Family Entities

(collectively), the right to nominate two members of the Issuer’s board of directors so long as the Intermediate LLCs or the Jones Family Entities, as applicable, holds not less than 50% of the common stock that they hold immediately following the Offering and the right to nominate one member of the Issuer’s board of directors so long as they hold not less than 20% of the common stock that they hold immediately following the Offering.  The Stockholders Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of common stock, for the election of these nominees.

In addition, the Stockholders Agreement contains provisions with respect to demand registration rights and piggy-back registration rights as described in the prospectus, dated July 23, 2013 (File No. 333-188896) (the “Prospectus”), filed by the Company with the United States Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). At any time after 180 days after the consummation of the Offering, each of the Intermediate LLCs (collectively) and the Jones Family Entities (collectively) will have the right to require the Issuer by written notice to register the sale of any number of their shares of common stock and will have the right to cause up to an aggregate of three such required or “demand” registrations. The Issuer is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is equal to or less than $50,000,000 ($25,000,000 where the registration is on a Form S-3). Furthermore, if, at any time, the Issuer proposes to register an offering of Class A Common Stock (subject to certain exceptions) for the Company’s own account, then it must give prompt notice to the Intermediate LLCs and the Jones Family Entities to allow them to include a specified number of their shares in that registration statement. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally be obligated to pay all registration expenses in connection with the registration obligations, regardless of whether a registration statement is filed or becomes effective. The Stockholders Agreement also includes customary provisions dealing with indemnification, contribution and allocation of expenses.

The Stockholders Agreement is attached hereto as Exhibit 5 and incorporated by reference in its entirety into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2
Exchange Agreement dated July 29, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC, Jones Energy Drilling Fund, LP, Jones Energy Equity partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, Wells Fargo Central Pacific Holdings, Inc., MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC and MCP II Executive Fund Jones Intermediate LLC (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 3
Restructuring Agreement dated July 11, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 4
Third Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC dated July 26, 2013, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 5
Registration Rights and Stockholders Agreement, dated as of July 29, 2013, among Jones Energy, Inc., Jones Energy Drilling Fund, LP, Jones Energy Equity Partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC and MCP II Executive Fund Jones Intermediate LLC (and their permitted transferees) (filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 8, 2013.

MCP (C) II JONES INTERMEDIATE LLC

By: Metalmark Capital Partners (C) II, L.P., its Sole Member
By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II CO-INVESTMENT JONES INTERMEDIATE LLC

By: Metalmark Capital Partners II Co-Investment, L.P., its Sole Member
By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II JONES INTERMEDIATE LLC

By: Metalmark Capital Partners II, L.P., its Sole Member
By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II (TE) AIF JONES INTERMEDIATE LLC

By: MCP II (TE) AIF, L.P., its Sole Member
By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II (CAYMAN) AIF JONES INTERMEDIATE LLC

By: MCP II (Cayman) AIF, L.P., its Sole Member
By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II EXECUTIVE FUND JONES INTERMEDIATE LLC

By: Metalmark Capital Partners II Executive Fund, L.P., its Sole Member
By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II (CAYMAN) AIF, L.P.

By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

METALMARK CAPITAL PARTNERS II, L.P.

By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

MCP II (TE) AIF, L.P.

By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

METALMARK CAPITAL PARTNERS II CO-INVESTMENT, L.P.

By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

METALMARK CAPITAL PARTNERS (C) II, L.P.

By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

METALMARK CAPITAL PARTNERS II EXECUTIVE FUND, L.P.

By: Metalmark Capital Partners II GP, L.P., its General Partner
By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

METALMARK CAPITAL PARTNERS II GP, L.P.

By: Metalmark Capital Holdings LLC, its General Partner

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

METALMARK CAPITAL HOLDINGS LLC

By:	/s/ Howard Hoffen
Howard Hoffen
Chief Executive Officer

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/ Craig Barrack
Craig Barrack
Secretary

CITIGROUP INVESTMENTS INC.

By:	/s/ Craig Barrack
Craig Barrack
Secretary

CITIGROUP INC.

By:	/s/ Ali L. Karshan
Ali L. Karshan
Assistant Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

The following sets forth the name, principal occupation, business address and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation and Business Address	Citizenship
Michael L. Corbat Director and Executive Officer	Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Franz B. Humer Director	Chairman Roche Holding Ltd. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Austria and Switzerland
Robert L. Joss Director	Philip H. Knight Professor and Dean of the Graduate School of Business at Stanford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Australia and United States
Michael E. O’Neill Director	Chairman c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Gary M. Reiner Director	Operating Partner General Atlantic LLC c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Judith Rodin Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Robert Ryan Director	Chief Financial Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Anthony M. Santomero Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Name and Title	Principal Occupation and Business Address	Citizenship
Joan Spero Director	Senior Research Scholar Columbia University School of International and Public Affairs c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Diana L. Taylor Director	Managing Director Wolfensohn Fund Management, L.P. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
William S. Thompson, Jr. Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
James S. Turley Director	Former Chairman and Chief Executive Officer Ernst & Young c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Ernesto Zedillo Director	Director Center for the Study of Globalization and Professor in the Field of International Economics and Politics Yale University c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Mexico
Francisco Aristeguieta Executive Officer	Chief Executive Officer Latin America Citigroup Inc. 399 Park Avenue New York, NY 10022	Venezuela
Stephen Bird Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, New York 10022	United Kingdom
Don Callahan Executive Officer	Head of Operations & Technology Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Name and Title	Principal Occupation and Business Address	Citizenship
James Cowles, Executive Officer	Chief Executive Officer Europe, Middle East and Africa 399 Park Avenue New York, NY 10022	United States and United Kingdom
James A. Forese Executive Officer	Co-President of Citigroup Inc. and Chief Executive Officer, Institutional Clients Group Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
John C. Gerspach Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Brian Leach, Executive Officer	Head of Franchise Risk and Strategy Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Paul McKinnon Executive Officer	Head of Human Resources Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Eugene McQuade Executive Officer	Chief Executive Officer Citibank, N.A. 399 Park Avenue New York, NY 10022	United States
Manuel Medina-Mora Executive Officer	Co-President of Citigroup Inc. and Chief Executive Officer, Global Consumer Banking and Chairman, Mexico Citigroup Inc. 399 Park Avenue New York, NY 10022	Mexico
William J. Mills Executive Officer	Chief Executive Officer North America Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Jeffrey R. Walsh Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Rohan Weerasinghe Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INVESTMENTS INC.

The following sets forth the name, principal occupation, business address and citizenship of each of the directors and executive officers of Citigroup Investments Inc.

Name and Title	Principal Occupation and Business Address	Citizenship
Philip Dunne Director and President	Chief Financial Officer Citi Capital Advisors 399 Park Avenue New York, NY 10022	United States
Craig Barrack Director and Secretary	General Counsel Citi Capital Advisors 399 Park Avenue New York, NY 10022	United States
William Hansen Vice President & Treasurer	Controller Citi Capital Advisors 399 Park Avenue New York, NY 10022	United States

SCHEDULE B

Item 2(d) and 2(e) Disclosures

On August 7, 2008, Citigroup Global Markets, Inc. (the “CGMI”) reached a settlement with the New York Attorney General, the SEC, and other state regulatory agencies, pursuant to which CGMI agreed to offer to purchase at par Auction Rate Securities (ARS) that are not auctioning from all Citigroup individual investors, small institutions (as defined by the terms of the settlement), and charities that purchased ARS from Citigroup prior to February 11, 2008. In addition, CGMI agreed to pay a $50 million fine to the State of New York and a $50 million fine to the other state regulatory agencies.

On July 29, 2010, the SEC filed a complaint in the United States District Court for the District of Columbia against Citigroup, simultaneously with Citigroup’s consent to the entry of a final judgment regarding the claims asserted. In the complaint, the SEC alleged that between July 20 and November 4, 2007, Citigroup repeatedly made misleading statements about the extent of its exposure to subprime-related assets and securities.  Specifically, the SEC alleged that Citigroup falsely represented that its Markets & Banking held $13 billion or less in subprime-related assets, when in fact Markets & Banking’s sub-prime exposure exceeded $50 billion.  Without admitting or denying the SEC’s allegations, Citigroup consented to the entry of a final judgment that (i) permanently restrains and enjoins Citigroup from violations of Section 17(a)(2) of the Securities Act of 1933, Section 13(a) of the Securities Exchange Act of 1934, and Exchange Act Rules 12b-20 and 13a-11, (ii) ordered Citigroup to pay a penalty and disgorgement totaling $75 million, and (iii) set forth undertakings that require Citigroup to either maintain certain disclosure-related policies and procedures for a period of three years, or retain an independent consultant to review, approve, and notify SEC staff of any material changes to those policies and procedures.  Separately, the SEC also instituted settled cease-and-desist proceedings against Gary Crittenden, Citigroup’s former chief financial officer, and Arthur Tildesley, Jr., Citigroup’s former head of Investor Relations, for their roles in allegedly causing Citigroup to make certain of the misleading statements.

On October 19, 2011, the SEC filed a complaint in the United States District Court for the Southern District of New York asserting claims in connection with CGMI’s structuring, marketing and sale of the $1 billion CDO-squared transaction known as Class V Funding III (“Class V”), simultaneously with CGMI’s consent to the entry of a final judgment regarding the claims asserted in the complaint.  In the complaint, the SEC alleged that offering and marketing documents distributed in connection with Class V were misleading because they failed to disclose that (i) CGMI played a substantial role in selecting the assets for Class V, and (ii) CGMI allegedly assumed a $500 million short position in collateral that it selected for Class V.  On the same day, the SEC filed a proposed consent judgment pursuant to which, without admitting or denying the SEC’s allegations, CGMI would consent to the entry of a final judgment that (i) permanently restrains and enjoins it from violations of Sections 17(a)(2) and (3) of the Securities Act of 1933; (ii) orders it to pay a penalty and disgorgement of $285 million; and (iii) orders it to comply with certain undertakings in connection with the offering of residential mortgage-related securities.  The district court refused to approve the proposed consent judgment.  The parties appealed from this order to the United States Court of Appeals for the Second Circuit, which, on March 15, 2012, granted a stay of the district court proceedings pending resolution of the appeals. The parties have fully briefed their appeals, and the Second Circuit held oral argument on February 8, 2013. Additional information concerning this matter is publicly available in court filings under the docket numbers 11 Civ. 7387 (S.D.N.Y.) (Rakoff, J.) and 11-5227 (2d Cir.).

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2
Exchange Agreement dated July 29, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC, Jones Energy Drilling Fund, LP, Jones Energy Equity partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, Wells Fargo Central Pacific Holdings, Inc., MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC and MCP II Executive Fund Jones Intermediate LLC (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 3
Restructuring Agreement dated July 11, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 4
Third Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC dated July 26, 2013, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 5
Registration Rights and Stockholders Agreement, dated as of July 29, 2013, among Jones Energy, Inc., Jones Energy Drilling Fund, LP, Jones Energy Equity Partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC and MCP II Executive Fund Jones Intermediate LLC (and their permitted transferees) (filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).